AB
3/5

12011800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED
FEB 29 2012
WASHINGTON, DC
196

SEC FILE NUMBER
8- 68199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of Manhattan Capital, LLC
BOM Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Canoga Ave., Suite 120
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santiago A. (Jim) Bretado (818) 591-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

515 S. Flower St., 41st Floor (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, Santiago A. (Jim) Bretado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of Manhattan Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EVP/Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEB. 22, 2012 before me, ANTHONY ESPINOZA, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared SANTIAGO A. BRETADO,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

ANTHONY ESPINOZA
Commission # 1817268
Notary Public - California
Los Angeles County
My Comm. Expires Oct 12, 2012

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 2-22-12

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

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BANC OF MANHATTAN CAPITAL, LLC

DECEMBER 31, 2011

CONTENTS

McGladrey & Pullen, LLP
515 South Flower Street, 41st Floor
Los Angeles, CA 90071
O 213.330.4800 F 213.330.4880
www.mcgladrey.com

McGladrey

Independent Auditor's Report on the Financial Statements

Board of Directors and Member of
Banc of Manhattan Capital, LLC
Woodland Hills, CA

We have audited the accompanying statement of financial condition of Banc of Manhattan Capital, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banc of Manhattan Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

Los Angeles, CA
February 24, 2012

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash	$	1,169,714
Cash deposits with clearing broker-dealer		300,000
Receivable from clearing broker-dealer		85,759
Due from affiliates		47,090
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $200,800		245,334
Other assets		109,579
Total Assets	$	1,957,476
Liabilities and Member's Equity		
Liabilities		
Employee compensation and benefits payable	$	447,761
Accounts payable, accrued expenses, and other liabilities		117,943
Due to affiliates		11,140
Total Liabilities		576,844
Commitments and Contingencies and Guarantees (Notes 9, 10 and 11)		
Member's Equity		
Member's Equity Class A Units, 2,250,000 units authorized, 2,250,000 units issued and outstanding		2,249,000
Member's Equity Class B Units, 166,667 units authorized, 166,667 units issued and outstanding		1,000
Member's Equity Class C Units, 500,000 units authorized, 500,000 units issued and outstanding		500,000
Accumulated Deficit		(1,369,368)
Total Member's Equity		1,380,632
Total Liabilities and Member's Equity	$	1,957,476

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues		
Gains and losses on riskless principal transactions	$	4,573,284
Whole loan broker fees		890,185
Interest income		10,075
Other income		37,500
Total Revenues		5,511,044
Expenses		
Employee compensation and benefits		2,661,043
Commissions expense		2,234,887
Communications and data processing		801,893
Occupancy		428,910
Goodwill impairment		279,391
Clearance fees		125,102
Travel and entertainment		107,459
Legal and other professional services		101,252
Other expenses		253,974
Total Expenses		6,993,911
Loss before income taxes		(1,482,867)
State income tax expense		(19,180)
Net Loss	$	(1,502,047)

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity Class A Units		Member's Equity Class B Units		Member's Equity Class C Units			
	No. of Units	Amount	No. of Units	Amount	No. of Units	Amount	Accumulated Deficit	Total
Balance, December 31, 2010	1,000,000	$ 999,000	166,667	$ 1,000	500,000	$ 500,000	$ 162,679	$ 1,662,679
Issuance of units	1,250,000	1,250,000	-	-	-	-	-	1,250,000
Net loss	-	-	-	-	-	-	(1,502,047)	(1,502,047)
Preferred dividend	-	-	-	-	-	-	(30,000)	(30,000)
Balance, December 31, 2011	2,250,000	$ 2,249,000	166,667	$ 1,000	500,000	$ 500,000	$ (1,369,368)	$ 1,380,632

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (1,502,047)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	95,212
Disposal of fixed assets	6,597
Goodwill impairment	279,391
(Increase) / Decrease in Operating Assets:	
Cash deposits with clearing broker-dealer	(300,000)
Receivable from clearing broker-dealer	290,175
Due from affiliates	525,921
Other assets	37,118
Increase / (Decrease) in Operating Liabilities:	
Employee compensation and benefits payable	(478,900)
Accounts payable, accrued expenses, and other liabilities	60,600
Due to affiliates	(36,860)
Net Cash Flows used in Operating Activities	(1,022,793)
Cash Flows from Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(212,376)
Net Cash Flows used in Investing Activities	(212,376)
Cash Flows from Financing Activities	
Proceeds from issuance of Class A member units	1,250,000
Preferred dividend on Class C member units paid	(30,000)
Net Cash Flows provided by Financing Activities	1,220,000
Net Decrease in Cash	(15,169)
Cash at the Beginning of the Year	1,184,883
Cash at the End of the Year	$ 1,169,714
Supplemental Cash Flow Information:	
Income Tax Payments	$ 21,880

The accompanying notes are an integral part of these financial statements.

NOTE 1–ORGANIZATION AND NATURE OF BUSINESS

Banc of Manhattan Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company that is a wholly owned subsidiary of Manhattan Capital Markets, LLC ("MCM"). MCM is a multi-member limited liability company whose members include MBFS Holdings, Inc. ("MBFS"), which owns 70% of MCM, and Bodi Advisors, Inc. ("Bodi"), which owns 30% of MCM. MBFS is a wholly owned subsidiary of Manhattan Bancorp Holding Company, Inc. (the "Parent").

The Company is engaged in a business as a securities broker-dealer, which comprises several classes of services, including riskless principal securities transactions, and brokering the purchase and sale of mortgage whole loans.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting in the financial statements. References to generally accepted accounting principles in the United States of America ("GAAP") in these footnotes are to FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, sometimes referred to as the Codification or ASC.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is taxed as a pass-through entity as a partnership. All taxable income and expense items are distributed to its member based on its respective percentage of ownership. The Company is liable only for minimum state taxes and a LLC fee based on gross receipts generated as defined by the state of California. The Company pays no federal taxes.

FASB ASC Topic 740, *Income Taxes*, provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is still subject to income tax examinations by the U.S. federal, state or local tax authorities for the years beginning 2009.

Depreciation

Depreciation on furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company tests its goodwill for impairment annually on the last day of its third fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill, the Company must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets.

Goodwill impairment testing is a two-step process. The first step is a comparison of the fair values of the Company's reporting units to their respective carrying amounts. The Company has determined that it has one reporting unit. If a reporting unit's estimated fair value is equal to or greater than that reporting unit's carrying value, no impairment of goodwill exists and the testing is complete at the first step. However, if the reporting unit's carrying amount is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying amount to measure the amount of impairment loss, if any. If the implied fair value of goodwill is less than the carrying value of goodwill, then an impairment exists and an impairment loss is recorded for the amount of the difference.

In the third quarter of 2011, all of the Company's goodwill was determined to be impaired, primarily because the Company was unable to demonstrate that the fair value of its reporting unit was sufficient to support the carrying value under the current accounting guidance. As a result, the Company recorded an impairment charge related to goodwill in the amount of $279,391, which is included in the accompanying statement of operations. The goodwill was determined to be impaired based on the September 30, 2011 year to date loss, and the current market conditions which may impact the Company's revenues.

Gains and Losses on Riskless Principal Transactions

The Company trades for its own account on a riskless principal transactions basis to effectuate customers' buy and sell orders. Gains and losses on riskless principal securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Whole Loan Broker Fees

The Company acts as agent on certain transactions involving whole loan mortgages, matching prospective buyers and sellers for these transactions. Fees earned on these transactions are accounted for on the date cash is received, which is on or shortly after the settlement date of the transaction. Until such time, the probability that the transaction may be abandoned is relatively high for a number of reasons including the fact that the loan population will not meet the buyer's requirements.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated subsequent events that have occurred after December 31, 2011 for recognition and disclosure through February 24, 2012, which is the date the financial statements were issued. The Company did not have any material subsequent events that are required to be disclosed in the financial statements.

NOTE 3–FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3–FAIR VALUE, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1–inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

Level 2–inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3–are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

See Note 9 for additional disclosure of assets and liabilities reported at fair value.

NOTE 4–CASH DEPOSITS WITH CLEARING BROKER-DEALER

The Company has an agreement with the Broadcort Division ("Broadcort") of Merrill Lynch, Fenner & Smith Incorporated, a clearing broker-dealer, wherein Broadcort agrees to act as the clearing broker for the Company. The Parent is a party to the clearing agreement with Broadcort.

Broadcort requires a minimum clearing deposit of $500,000, and a minimum deposit of $100,000 for forward trades settling through the Mortgage-Backed Securities Division ("MBSD"), a division of the Fixed Income Clearing Corporation ("FICC"), which is a subsidiary of the Depository Trust Company ("DTC"). The Parent has deposited $300,000 in cash with Broadcort toward the required clearing deposit as of December 31, 2011.

The Company has deposited cash of $200,000 with Broadcort to meet the remaining part of the required clearing deposit. In addition, the Company has deposited cash in the amount of $100,000 to meet the minimum requirement for collateral on forward settling TBA trades at December 31, 2011, settling through the MBSD. These amounts deposited by the Company represent the minimum amounts required to be on deposit and were not available for withdrawal by the Company at December 31, 2011.

NOTE 5–RECEIVABLE FROM CLEARING BROKER-DEALER

Amounts receivable from clearing broker-dealer at December 31, 2011, consist of gains and losses on riskless principal transactions, both realized and unrealized, net of clearance and other administrative fees. These amounts are accounted for by the Company on a trade date basis. The Company has the option of withdrawing these amounts once the contractual settlement dates of the underlying transactions have been reached.

NOTE 6–RELATED PARTY TRANSACTIONS

The Company is involved in various transactions and has significant related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

Assets		
Cash held at affiliated banks	$	509,009
Due from affiliates under expense sharing agreements		47,090
Total Related Party Assets	$	556,099
Liabilities		
Due to affiliates for office rent	$	11,140
Total Related Party Liabilities	$	11,140

Cash Held at Affiliated Banks

The Company maintains operating cash balances at affiliated banks.

Due From Affiliates Under Expense Sharing Agreements

The Company provides personnel, premises, technology and administrative services to several affiliates. Under an expense sharing agreement, the Company allocates costs of these services to the affiliates at the agreed upon percentages on a monthly basis. The Company charged $929,882 to its affiliates under these expense sharing agreements during the year ended December 31, 2011.

Due to Affiliates for Office Rent

The Company pays to MCM monthly rent for office space utilized in two locations. MCM then remits these payments to the Parent, who is obligated under non-cancellable leases at both locations. The Company was charged $114,364 by MCM for rent under an expense sharing agreement during the year ended December 31, 2011.

Included in the statement of operations are revenues and expenses resulting from various activities with certain affiliates. The following table on the next page sets forth the Company's related party revenues and expenses for the year ended December 31, 2011:

NOTE 6–RELATED PARTY TRANSACTIONS, Continued

Other income	$	12,500
Interest income on loan to MCM		1,616
Total Related Party Revenues	$	14,116
Other expenses under expense sharing agreements with MBFS	$	86,367
Total Related Party Expenses	$	86,367

Other Income

The Company provides consulting services to an affiliate and earns a fee based on the amount of resulting investments.

Interest Income on Loan to MCM

The Company extended a loan to MCM on July 30, 2010 in the amount of $250,000. The loan was originally due on December 31, 2015 with accrued interest at 4% per annum. The loan was repaid in full, plus accrued interest, on March 1, 2011. Interest income received for the period January 1, 2011 through March 1, 2011 totaled $1,616.

Other Expenses under Expense Sharing Agreement with MBFS

The Company has an expense sharing agreement with MBFS. Under the agreement, MBFS provides various services to the Company including human resources, payroll, and benefits management, accounting support, director's fees, costs for outside auditors, and data storage. Total costs for the year ended December 31, 2011 were $86,367.

NOTE 7–MEMBER'S EQUITY

MCM is the sole member of the Company and holds three Classes of Interest as described below.

Class A Units

On December 31, 2010, the Company had authorized and outstanding 1,000,000 Class A Member Units. On August 25, 2011, the Company authorized and issued an additional 1,250,000 Class A Member Units to MCM at the purchase price of $1 per Unit. The units have the sole right to vote and participate in the management of the Company. Total authorized and issued units at December 31, 2011 are 2,250,000.

Class B Units

The Company has authorized and outstanding 166,667 Class B Member Units at December 31, 2011. Class B Member Units have no right to vote or participate in the management of the Company, nor share in any allocation of net income or net loss, or distributions other than any distribution upon dissolution of the Company.

NOTE 7–MEMBER'S EQUITY, Continued

Class C Units

The Company has authorized and outstanding 500,000 Class C Member Units at December 31, 2011. Class C Member Units have no right to vote except for rights for approval of any new Class of Interest or changes to existing Classes of Interest. The Class C Units are entitled to receive a cumulative, but not compounded, preferred return of six percent (6%) per annum based on the Net Capital contributions then outstanding (the "preferred dividend"). The Class C Units are not entitled to share in any allocation of net income or net loss, nor receive any distributions other than any distribution upon dissolution of the Company.

The Company paid to MCM $30,000 in preferred dividends during the year ended December 31, 2011.

Distribution of Assets on Dissolution

In settling accounts after dissolution, the assets of the Company will be distributed in the following order:

(a) First to creditors, including its Member, in the order of priority as provided by law, except those to the Member of the Company on account of its Capital Contributions;
(b) Second, amounts necessary to establish such cash reserves that the Board deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and
(c) Third, to the Member in proportion to its relative ownership percentage.

NOTE 8–EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan for all employees and permits voluntary contributions of their compensation on a pre-tax basis. The plan is maintained by the Parent and the Company's employees are participants of the plan. The Parent's Board of Directors approved a contribution for 2011 matching 100% of the employee's contribution up to the first 3% of the employee's total compensation and matching 50% of the employee's contribution up to the next 2% of the employee's total compensation. The Company's expense relating to the contributions made to the 401(k) was $69,804 for the year ended December 31, 2011.

Participants are 100% vested in their own voluntary contributions. The Company's matching contribution was made using "safe harbor" guidelines, which must be elected each year by the Company's Board. "Safe Harbor" contributions are immediately vested.

NOTE 9–FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

As an introducing broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers, primarily financial institutions, on a riskless principal basis. The Company introduces these customer transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. The clearing agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by establishing and monitoring limits on its customers' transaction volumes based on a review of credit worthiness.

In accordance with industry standards, the Company's clearing broker-dealer records customer transactions on a settlement date basis, which is generally three business days after the trade date. Other instruments traded by the Company, such as mortgaged-backed TBA's which provide for the delayed delivery of the underlying instrument, involve off-balance-sheet risk. The clearing broker-dealer is therefore exposed to risk of loss on these transactions in the event the customer's inability to meet the terms of its contracts, in which case the clearing broker-dealer may have to purchase or sell the underlying financial instrument at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker-dealer is charged back to the Company.

In the normal course of business, the Company effectuates customers' buy and sell orders in mortgaged backed to-be-announced (TBA) securities, which are derivatives and involve off-balance sheet financial risk. TBAs provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

NOTE 9–FINANCIAL INSTRUMENTS, Continued

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2011, the notional amounts and fair values of derivative financial instruments are as follows:

	Notional Amount
Mortgage Backed Securities:	
Forward contracts (TBAs) Purchased	$ 1,119,107,500
Forward contracts (TBAs) Sold	(1,119,107,500)
Net	$ -

	Fair Value		
	Assets	Liabilities	Net
Mortgage Backed Securities:			
Forward contracts (TBAs)	$ 8,980,283	$ (8,860,218)	$ 120,065

All of the Company's transactions in TBAs with off-balance-sheet risk outstanding at December 31, 2011 are short-term in nature with maturities of three months or less. The fair value of these derivative financial instruments is included in receivable from clearing broker-dealer in the net amount of $120,065 and the unrealized gains are netted against unrealized losses on the statement of operations.

The forward contracts (TBAs) are valued as Level 1 assets and liabilities on the fair value hierarchy as the Company utilizes observable prices for identical securities and which are obtained directly from Bloomberg to determine fair value.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10–COMMITMENTS AND CONTINGENCIES

On December 15, 2011, the Company terminated an obligation under an operating lease with a term of 24 months that commenced on June 1, 2010. The lease provided the Company with the option to terminate the lease agreement at the end of twelve months in exchange for a nominal fee.

NOTE 10–COMMITMENTS AND CONTINGENCIES, Continued

Litigation

In the normal course of business, the Company could be named as a defendant in lawsuits, arbitrations and administrative claims incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, there are no pending legal proceedings to which the Company is a party and which may have a materially adverse effect on the Company's financial position or results of operations.

NOTE 11–GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as its clearing broker-dealer, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker-dealer, the Company clears customer transactions on a fully disclosed basis with its clearing broker-dealer and does not receive or hold customer funds or securities. The Company would promptly transmit all customer funds and securities to the clearing broker-dealer in the event any were received by the Company in error. The clearing broker-dealer carries all of the accounts of such customers and maintains and preserves such books and records. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for broker-dealers, nor provide information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 13–NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $978,629, which was $878,629 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.59 to 1.

NOTE 14–GOODWILL

The carrying amount of goodwill for the Company at December 31, 2010 and 2011 and the impairment recognized in 2011 is as follows:

December 31, 2010	$	279,391
Goodwill impairment		(279,391)
December 31, 2011	$	-

As described in Note 2, Goodwill was determined to be impaired based on the September 30, 2011 year to date loss, and the current market conditions which may impact the Company's revenues.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

SCHEDULE I
BANC OF MANHATTAN CAPITAL, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2011

Net Capital		
Total member's equity	$	1,380,632
Deduct member's equity not allowable for net capital		-
Total Member's Equity Qualified for Net Capital		1,380,632
Deductions/Charges:		
Non-allowable Assets:		
Due from affiliates		47,090
Furniture, equipment and leasehold improvements, net		245,334
Other assets		109,579
Total Deductions/Charges		402,003
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		978,629
Haircuts on Securities		-
Net Capital	$	978,629
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Employee compensation and benefits payable	$	447,761
Accounts payable, accrued expenses, and other liabilities		117,943
Due to affiliates		11,140
Total Aggregate Indebtedness	$	576,844
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess Net Capital at 1500 Percent	$	878,629
Excess Net Capital at 1000 Percent	$	858,629
Ratio: Aggregate Indebtedness to Net Capital		0.59 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

McGladrey & Pullen, LLP
515 South Flower Street, 41st Floor
Los Angeles, CA 90071
O 213.330.4800 F 213.330.4880
www.mcgladrey.com

McGladrey

Independent Auditor's Report on Internal Control

Board of Directors and Member of
Banc of Manhattan Capital, LLC
Woodland Hills, CA

In planning and performing our audit of the financial statements of Banc of Manhattan Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, CA
February 24, 2012

BANC OF
MANHATTAN / CAPITAL

A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Financial Report
December 31, 2011

BANC OF
MANHATTAN / CAPITAL
A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)
December 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., DC
198

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of Manhattan Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Canoga Ave., Suite 120
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santiago A. (Jim) Bretado (818) 591-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

515 S. Flower St., 41st Floor	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Santiago A. (Jim) Bretado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of Manhattan Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EVP/Chief Financial Officer

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEB. 22, 2012 before me, ANTHONY ESPINOZA, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared SANTIAGO A. BRETADO,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

ANTHONY ESPINOZA
Commission # 1817268
Notary Public - California
Los Angeles County
My Comm. Expires Oct 12, 2012

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 2-22-12

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

McGladrey

Independent Accountant's Report

Board of Directors and Member
Banc of Manhattan Capital, LLC
Woodland Hills, CA

Attention: Board of Directors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Banc of Manhattan Capital, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, CA
February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068199 FINRA DEC
BOM CAPITAL LLC 22*22
BANC OF MANHATTAN CAPITAL
ATTN: ACCOUNTS PAYABLE DEPT
5700 CANOGA AVE STE 120
WOODLAND HILLS CA 91367-6585

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JIM BRETADO 818-591-9007

2. A. General Assessment (item 2e from page 2) $ 13,549

B. Less payment made with SIPC-6 filed (exclude interest) (6,819)
JULY 28, 2011
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,730

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,730

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,730

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BANC OF MANHATTAN CAPITAL
(Name of Corporation, Partnership or other organization)

Santiago A. Bretado
(Authorized Signature)

EVP/CHIEF FINANCIAL OFFICER
(Title)

Dated the 13TH day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 11
and ending DEC 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,511,044

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. 33,589

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts —

Total additions 33,589

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 125,102

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 125,102

2d. SIPC Net Operating Revenues $ 5,419,531

2e. General Assessment @ .0025 $ 13,549

(to page 1, line 2.A.)